Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274666

PROSPECTUS SUPPLEMENT NO. 12

(To Prospectus dated April 12, 2024)

Mobile Infrastructure Corporation

Up to 37,156,865 Shares of Common Stock

Warrants to Purchase 2,553,192 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus, dated April 12, 2024 (the “Prospectus”) with certain information contained in Exhibit 99.1 relating to Item 2.02 in our Current Report on Form 8-K, furnished to the Securities and Exchange Commission (the “SEC”) on November 13, 2024 (the “Current Report”). The information from Exhibit 99.1 included in the Prospectus is limited to: the headings “Third Quarter 2024 Highlights” and the bullets appearing directly thereunder, “Financial Results” and the paragraphs appearing directly thereunder; and “Discussion and Reconciliation of Non-GAAP Measures” and the paragraphs appearing directly thereunder, including the explanations of our non-GAAP financial measures; and the financial tables presenting the preliminary, unaudited consolidated balance sheets, consolidated statements of operations and non-GAAP financial measures and reconciliation to GAAP results. No other information included in Exhibit 99.1 or in the Current Report, is included in the Prospectus. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees of

(A)	up to 37,156,865 shares of our common stock, par value $0.0001 per share (the “Common Stock”), consisting of:

(i)	3,937,246 shares of Common Stock issued as merger consideration to Color Up (as defined in the Prospectus) in connection with the consummation of the Merger (as defined in the Prospectus) based upon an implied equity consideration value of $10.00 per share; in 2021, Color Up purchased 2,624,831 shares of Legacy MIC Common Stock (as defined in the Prospectus) at a price per share of $11.75, which shares were exchanged in the Merger for the 3,937,246 shares of Common Stock for an effective price per share of approximately $7.83;

(ii)	up to 2,553,192 shares of Common Stock issuable upon the exercise of a warrant to purchase Common Stock (the “Warrants”) at an exercise price of $7.83 per share, which was initially the Legacy MIC Warrant (as defined in the Prospectus);

(iii)	907,000 shares of Common Stock issued upon the conversion of Class A ordinary shares, par value $0.0001 per share, of Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC”), in connection with the Domestication (as defined in the Prospectus) that were originally purchased by Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands limited liability company (“Sponsor”), in a private placement, which occurred simultaneously with the initial public offering of FWAC, at $10.00 per share for an aggregate purchase price of $9,070,000;

(iv)	2,020,000 shares of Common Stock issued upon the conversion of Class B ordinary shares, par value $0.0001 per share, of FWAC, in connection with the Domestication, originally purchased by the Sponsor for approximately $0.003 per share, comprised of (a) 1,900,000 shares of Common Stock held by the Sponsor and (b) 120,000 shares of Common Stock transferred by the Sponsor to four former directors of FWAC;

(v)	13,787,462 shares of Common Stock issued upon the conversion of 46,000 shares of our Series 2 Convertible Preferred Stock, par value $0.0001 per share, purchased by the Preferred PIPE Investors for $1,000 per share for an aggregate purchase price of $46,000,000, inclusive of 1,253,404 shares of Common Stock issued to the Preferred PIPE Investors upon the conversion of Dividends, resulting in an effective purchase price of approximately $3.34 per share; and

(vi)	up to 13,951,965 shares of Common Stock issuable in the event of our election to issue shares of Common Stock in lieu of cash payments upon redemption of Common Units (as defined in the Prospectus); and

(B)	the Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

Our Common Stock is listed on the NYSE American LLC under the symbol “BEEP.” On November 12, 2024, the closing price of our Common Stock was $3.35. The Warrants will not be listed for trading.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

See the section titled “Risk Factors” beginning on page 9 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 13, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 12, 2024

MOBILE INFRASTRUCTURE CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	001-40415	98-1583957
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 W. 4th Street Cincinnati, Ohio	45202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (513) 834-5110

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	BEEP	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On November 12, 2024, Mobile Infrastructure Corporation (the “Company”) issued a press release (the “Earnings Press Release”) regarding the Company’s financial results for its third fiscal quarter ended September 30, 2024. A copy of the Earnings Press Release is furnished hereto as Exhibit 99.1.

The information contained in this Item 2.02 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Earnings Press Release, dated November 12, 2024

104	Cover Page Interactive Data file (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE INFRASTRUCTURE CORPORATION

Date: November 12, 2024	By:	/s/ Stephanie Hogue
	Name:	Stephanie Hogue
	Title:	President

Exhibit 99.1

Mobile Infrastructure Reports Third Quarter 2024 Financial Results

—Continued Progress Across Key Operating and Financial Metrics—

—Secular Trends Should Begin to Benefit Q4 and Strengthen Comparisons in 2025—

—Re-affirms Full Year 2024 Guidance —

—Conference Call Will be Held November 13th at 8 AM ET—

CINCINNATI—(BUSINESSWIRE)—Mobile Infrastructure Corporation (NYSE American: BEEP), (“Mobile”, “Mobile Infrastructure” or the “Company”), owners of a diversified portfolio of parking assets throughout the United States, today reported results for the third quarter ended September 30, 2024.

Commenting on the results, Manuel Chavez III, Chief Executive Officer, said “Our asset portfolio performance was stable in the third quarter, with Net Operating Income increasing 3.8% from the same period last year. Recurring contract parking volumes showed continued strength, offsetting sluggish transient business conditions that affected utilization at hospitality and event locations. As the third quarter progressed, several secular trends began to emerge that we believe will modestly benefit fourth quarter results and have a more meaningful positive impact in 2025.

“First, COVID-related cancellations of corporate parking contracts, which have masked new business growth for much of 2024, are now mostly behind us. Second, we are seeing early indications of return to office trends in our markets, particularly in the healthcare, professional services and food and beverage sectors. Lastly, the first of many conversions of downtown office space to residential rentals in our markets has been completed, which is creating 24/7 parking demand at our adjacent location where we currently have substantial capacity. Several other similar projects are scheduled for completion in 2025 and 2026, providing us with considerable future growth opportunities.

“Also, in the third quarter, we took several actions that we expect to ultimately enhance shareholder value. These include securing a $40.4 million line of credit to provide the flexibility to fund future preferred stock redemptions in cash rather than common stock, paying all accrued dividends on the preferred stock to-date, and commencing a common stock repurchase plan. These actions are designed to narrow the gap between Mobile’s Net Asset Value (“NAV”) of $7.25 per share and its current market price.”

Third Quarter 2024 Highlights

●	Total revenue was $9.8 million as compared to $8.1 million in the prior-year period.
●	Net loss was $1.9 million as compared to $24.6 million loss in the prior-year period.
●	NOI* was $6.1 million as compared to $5.9 million in the prior-year period.
●	Adjusted EBITDA* was $4.5 million as compared to $4.4 million in the prior-year period.
●	Same location RevPAS was $227.60 as compared to $224.00 in the prior-year period

*An explanation of these items and reconciliation of non-GAAP financial measures are presented later in this press release.

30 West 4th Street, Cincinnati, OH, Phone: 212-509-4000

Third Quarter 2024 Financial Results

Financial Results

Total revenue of $9.8 million during the third quarter of 2024 increased by 21.0% from $8.1 million in the prior-year quarter. Total property taxes and operating expenses for the third quarter of 2024 were $3.7 million, as compared to $2.2 million during the same period in 2023.

General and administrative expenses for the third quarter of 2024 of $2.7 million reflected $1.3 million of non-cash compensation, compared to general and administrative expenses for the third quarter of 2023 of $4.2 million, which reflected $3.1 million of non-cash compensation.

Interest expense for the third quarter of 2024 was $3.3 million, as compared to $3.6 million during the third quarter of 2023.

Net loss was $1.9 million, compared with $24.6 million in the comparable prior-year period.

Net Operating Income (“NOI”), defined by the Company as total revenues less property taxes and operating expenses, was $6.1 million for the third quarter of 2024, representing a 3.8% increase from the third quarter of 2023.

Adjusted EBITDA was $4.5 million for the third quarter of 2024, representing a 2.2% increase over the same year-ago period.

Same location Revenue Per Available Stall (“RevPAS”), which calculates Parking Revenue per stall for the comparable portfolio of assets under management agreements year-over-year, was $227.60 for the third quarter of 2024, representing a 1.6% increase from the same year-ago period.

As of September 30, 2024, the Company had $14.3 million in cash, cash equivalents and restricted cash. As of September 30, 2024, total debt outstanding, including outstanding borrowings on the credit facility, line of credit and notes payable, was $203.3 million, compared to total debt outstanding of $192.9 million as of December 31, 2023.

Summary and Outlook**

“Our year-to-date results reflect ongoing progress in managing our asset portfolio and gaining additional oversight on expense. This has enabled us to reaffirm our full year 2024 guidance of revenue of $38 million to $40 million and Net Operating Income of $22.5 million to $23.25 million.

We believe we are at an inflection point with respect to our same location RevPAS metric, where we saw positive year-on-year comparisons in the third quarter now that the COVID-related contract cancellations are mostly behind us. Also, throughout 2024, we have taken advantage of market opportunities to profitably sell certain non-core assets in our portfolio. We continue to progress on refinancing our portfolio and expect to have successful actions to share before year-end 2024. Once complete, we will be even better positioned to seek out expansion opportunities and partnerships, benefitting from our market expertise,” Mr. Chavez concluded.

**The Company does not provide a reconciliation for non-GAAP estimates on a forward-looking basis, where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. Please see Discussion and Reconciliation of Non-GAAP Measures later in this press release for further discussion. Additional information regarding the Company’s Net Asset Value per share is presented later in this press release.

Third Quarter 2024 Financial Results

Third Quarter 2024 Conference Call and Webcast Information

Mobile will hold a conference call to discuss its third quarter 2024 results on Wednesday, November 13, 2024, at 8:00 a.m. ET. To participate on the day of the call, dial 1-866-652-5200, or internationally 1-412-317-6060, approximately ten minutes before the call and tell the operator you wish to join the Mobile Infrastructure Conference Call.

A live webcast of the conference call will be available in the Investor Relations section of the Mobile Infrastructure website at 3Q24 Earnings Webcast. For those who are unable to listen to the live broadcast, an archived webcast will be available approximately two hours after the conclusion of the call, through January 13, 2025, on the Investor Relations website under “IR Calendar” under “News & Events”.

Forward-Looking Statements

Certain statements contained in this press release are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. All statements included in this press release that are not historical facts (including any statements concerning our net operating income and revenue projections, our assessment of various trends impacting our economic performance, the effects of implementation of strategic model changes, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon the Company’s current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on operations and future prospects include, but are not limited to the fact that we previously incurred and may continue to incur losses, we may be unable to achieve our investment strategy or increase the value of our portfolio, our parking facilities face intense competition, which may adversely affect our revenues, we may not be able to access financing sources on attractive terms, or at all, which could adversely affect our ability to execute our business plan, and other risks and uncertainties discussed in the section titled “Risk Factors” of our final prospectus, filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933 on April 12, 2024, in connection with our registration statement on Form S-11 and subsequent filings the Company makes with the SEC from time to time, particularly under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” including the Company’s Annual Report on Form 10-K, filed with the SEC on March 22, 2024 and Quarterly Reports on Form 10-Q.

Third Quarter 2024 Financial Results

Any of the assumptions underlying the forward-looking statements included herein could be inaccurate, and undue reliance should not be placed upon any forward-looking statements included herein. All forward-looking statements are made as of the date of this press release, and the risk that actual results will differ materially from the expectations expressed herein will increase with the passage of time. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements made after the date of this press release, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this press release, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this press release will be achieved.

About Mobile Infrastructure Corporation

Mobile Infrastructure Corporation is a Maryland corporation. The Company owns a diversified portfolio of parking assets primarily located in the Midwest and Southwest. As of September 30, 2024, the Company owned 41 parking facilities in 20 separate markets throughout the United States, with a total of 15,300 parking spaces and approximately 5.2 million square feet. The Company also owns approximately 0.2 million square feet of retail/commercial space adjacent to its parking facilities. Learn more at www.mobileit.com.

Mobile Contact

David Gold

Lynn Morgen

beepir@advisiry.com

(212) 750-5800

Third Quarter 2024 Financial Results

MOBILE INFRASTRUCTURE CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	As of September 30, 2024	As of December 31, 2023
	(unaudited)
ASSETS
Investments in real estate
Land and improvements	$159,785	$161,291
Buildings and improvements	259,737	260,966
Construction in progress	32	273
Intangible assets	10,256	10,187
	429,810	432,717
Accumulated depreciation and amortization	(36,102)	(29,838)
Total investments in real estate, net	393,708	402,879

Cash	8,732	11,134
Cash – restricted	5,568	5,577
Accounts receivable, net	3,783	2,269
Note receivable	3,120	—
Other assets	3,280	1,378
Total assets	$418,191	$423,237
LIABILITIES AND EQUITY
Liabilities
Notes payable, net	$132,146	$134,380
Revolving credit facility, net	53,256	58,523
Preferred line of credit	17,935	—
Accounts payable and accrued expenses	10,874	14,666
Accrued preferred distributions and redemptions	5,603	10,464
Earn-Out Liability	636	1,779
Due to related parties	460	470
Total liabilities	220,910	220,282

Equity
Mobile Infrastructure Corporation Stockholders’ Equity
Preferred stock Series A, $0.0001 par value, 50,000 shares authorized, 2,230 and 2,812 shares issued and outstanding, with a stated liquidation value of $2,229,000 and $2,812,000 as of September 30, 2024 and December 31, 2023, respectively	—	—
Preferred stock Series 1, $0.0001 par value, 97,000 shares authorized, 27,426 and 36,677 shares issued and outstanding, with a stated liquidation value of $27,426,000 and $36,677,000 as of September 30, 2024 and December 31, 2023, respectively	—	—
Preferred stock Series 2, $0.0001 par value, 60,000 shares authorized, 46,000 issued and converted (stated liquidation value of zero as of September 30, 2024 and December 31, 2023)	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized, 31,724,535 and 27,858,539 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	2	2
Warrants issued and outstanding – 2,553,192 warrants as of September 30, 2024 and December 31, 2023	3,319	3,319
Additional paid-in capital	270,504	262,184
Accumulated deficit	(139,057)	(134,291)
Total Mobile Infrastructure Corporation Stockholders’ Equity	134,768	131,214
Non-controlling interest	62,513	71,741
Total equity	197,281	202,955
Total liabilities and equity	$418,191	$423,237

Third Quarter 2024 Financial Results

MOBILE INFRASTRUCTURE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts, unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues
Managed property revenue	$7,981	$—	$20,708	$—
Base rent income	1,538	2,009	4,704	6,040
Percentage rental income	239	6,054	2,439	16,340
Total revenues	9,758	8,063	27,851	22,380

Operating expenses
Property taxes	1,829	1,802	5,542	5,300
Property operating expense	1,835	390	5,180	1,441
Depreciation and amortization	2,104	2,132	6,293	6,389
General and administrative	2,684	4,154	8,610	9,218
Preferred Series 2 - issuance expense	—	16,101	—	16,101
Professional fees	396	326	1,345	1,121
Organizational, offering and other costs	—	1,231	—	1,348
Impairment	—	8,700	157	8,700
Total expenses	8,848	34,836	27,127	49,618

Other
Interest expense	(3,348)	(3,618)	(9,414)	(10,893)
(Loss) Gain on sale of real estate	(13)	—	(55)	660
Other income, net	382	1,121	254	1,152
Change in fair value of Earn-Out liability	179	4,628	1,143	4,628
Total other expense	(2,800)	2,131	(8,072)	(4,453)

Net loss	(1,890)	(24,642)	(7,348)	(31,691)
Net loss attributable to non-controlling interest	(579)	(6,807)	(2,582)	(10,591)
Net loss attributable to Mobile Infrastructure Corporation’s stockholders	$(1,311)	$(17,835)	$(4,766)	$(21,100)

Preferred stock distributions declared - Series A	(33)	(48)	(104)	(156)
Preferred stock distributions declared - Series 1	(407)	(642)	(1,350)	(2,034)
Preferred stock distributions declared - Series 2	—	(4,600)	—	(4,600)
Net loss attributable to Mobile Infrastructure Corporation’s common stockholders	$(1,751)	$(23,125)	$(6,220)	$(27,890)

Basic and diluted loss per weighted average common share:
Net loss per share attributable to Mobile Infrastructure Corporation’s common stockholders - basic and diluted	$(0.06)	$(1.77)	$(0.21)	$(2.13)
Weighted average common shares outstanding, basic and diluted	30,615,113	13,089,848	29,309,119	13,089,848

Third Quarter 2024 Financial Results

Discussion and Reconciliation of Non-GAAP Measures

Net Operating Income

Net Operating Income (“NOI”) is presented as a supplemental measure of our performance. The Company believes that NOI provides useful information to investors regarding our results of operations, as it highlights operating trends such as pricing and demand for our portfolio at the property level as opposed to the corporate level. NOI is calculated as total revenues less property operating expenses and property taxes. The Company uses NOI internally in evaluating property performance, measuring property operating trends, and valuing properties in our portfolio. Other real estate companies may use different methodologies for calculating NOI, and accordingly, the Company’s NOI may not be comparable to other real estate companies. NOI should not be viewed as an alternative measure of financial performance as it does not reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income and expenses, or the level of capital expenditures necessary to maintain the operating performance of the Company’s properties that could materially impact results from operations.

EBITDA and Adjusted EBITDA

Earnings Before Interest Expense, Taxes, Depreciation and Amortization (“EBITDA”) reflects net income (loss) excluding the impact of the following items: interest expense, depreciation and amortization, and the provision for income taxes, for all periods presented. When applicable, Adjusted EBITDA also excludes certain recurring and non-recurring items from EBITDA, including, but not limited to gains or losses from disposition of real estate assets, impairment write-downs of depreciable property, non-cash changes in the fair value of the Earn-Out liability, merger-related charges and other expenses, gains or losses on settlements, and stock-based compensation expense.

The use of EBITDA and Adjusted EBITDA facilitates comparison with results from other companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels, and credit ratings. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. EBITDA and Adjusted EBITDA also exclude depreciation and amortization expense because differences in types, use, and costs of assets can result in considerable variability in depreciation and amortization expense among companies. The Company excludes stock-based compensation expense in all periods presented to address the considerable variability among companies in recording compensation expense because companies use stock-based payment awards differently, both in the type and quantity of awards granted. The Company uses EBITDA and Adjusted EBITDA as measures of operating performance which allows for comparison of earnings and evaluation of debt leverage and fixed cost coverage. These non-GAAP financial measures should be considered along with, but not as alternatives to, net income (loss), cash flow from operations or any other operating GAAP measure.

Third Quarter 2024 Financial Results

Forward-Looking Basis

The Company does not provide a reconciliation for non-GAAP estimates on a forward-looking basis, where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing and/or amount of various items that would impact net income which is the most directly comparable forward-looking GAAP financial measure. This includes, for example, external growth factors and balance sheet items, that have not yet occurred, are out of the Company’s control and/or cannot be reasonably predicted. For the same reasons, the Company is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.

The following table presents NOI as well as a reconciliation of NOI to Net Loss, the most directly comparable financial measure under GAAP reported in our consolidated financial statements, for the three and nine months ended September 30, 2024 and 2023 (in thousands):

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2024	2023	%	2024	2023	%
Revenues
Managed property revenue	$7,981	$—		$20,708	$—
Base rent income	1,538	2,009		4,704	6,040
Percentage rental income	239	6,054		2,439	16,340
Total revenues	9,758	8,063	21.0%	27,851	22,380	24.4%
Less:
Property taxes	1,829	1,802		5,542	5,300
Property operating expense	1,835	390		5,180	1,441
Net Operating Income	6,094	5,871	3.8%	17,129	15,639	9.5%

Reconciliation
Net loss	(1,890)	(24,642)		(7,348)	(31,691)
Loss (gain) on sale of real estate	13	—		55	(660)
Other income, net	(382)	(1,121)		(254)	(1,152)
Change in fair value of Earn-Out liability	(179)	(4,628)		(1,143)	(4,628)
Interest expense	3,348	3,618		9,414	10,893
Depreciation and amortization	2,104	2,132		6,293	6,389
General and administrative	2,684	4,154		8,610	9,218
Preferred Series 2 - issuance expense	—	16,101		—	16,101
Professional fees	396	326		1,345	1,121
Organizational, offering and other costs	—	1,231		—	1,348
Impairment	—	8,700		157	8,700
Net Operating Income	$6,094	$5,871		$17,129	$15,639

Third Quarter 2024 Financial Results

The following table presents the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023 (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Reconciliation of Net Loss to Adjusted EBITDA Attributable to the Company
Net loss	$(1,890)	$(24,642)	$(7,348)	$(31,691)
Interest expense	3,348	3,618	9,414	10,893
Depreciation and amortization	2,104	2,132	6,293	6,389
EBITDA Attributable to the Company	$3,562	$(18,892)	$8,359	$(14,409)
Organizational, offering and other costs	—	1,231	—	1,348
Impairment of real estate	—	8,700	157	8,700
Preferred Series 2 - Issuance Expense	-	16,101	—	16,101
Change in fair value of Earn-Out liability	(179)	(4,628)	(1,143)	(4,628)
Gain on settlement of indemnification liability	—	(1,155)	—	(1,155)
Loss (gain) on sale of real estate	13	—	55	(660)
Transaction costs	(235)	—	59	—
Equity based compensation	1,343	3,052	4,751	6,135
Adjusted EBITDA Attributable to the Company	$4,504	$4,409	$12,238	$11,432

Same location RevPAS

Revenue Per Available Stall (“RevPAS”) is used to evaluate parking operations and performance. RevPAS is defined as Parking Revenue (Parking Revenue less related Sales Tax/CC Fees) divided by the parking stalls in the locations the Parking Revenue was earned. Parking Revenue does not include Billboard or Commercial Rent, or revenue from locations that are under Lease Agreements. Parking Revenue is a meaningful component of revenue that is used to judge the performance of locations and the ability to manage each location. The Company believes RevPAS is a meaningful indicator of our performance because it measures the period-over-period change in revenues for comparable locations. Parking Revenue should not be viewed as an alternative measure of the Company’s financial performance as it does not reflect all components of revenue for the Company, which may be material.

Same location RevPAS represents Parking Revenue at our assets under management agreements prior to 2Q24 with the exception of two assets where the Company does not have sufficient historical data to calculate RevPAS for all periods presented. The Company believes same location RevPAS is a key performance measure that allows for review of fluctuations in revenue without the impact of portfolio transaction or changes in revenue structure.

In 2024, same location RevPAS represents Parking Revenue per stall at the managed locations. For years prior to 2024, same location RevPAS represents Parking Revenue at the locations as reported by operators. This does not represent Rent earned by the Company, as the locations were under lease agreements where Rent earned by the Company did not equal revenue received by the operators at the locations.

Third Quarter 2024 Financial Results

Net Asset Value

The following table provides a breakdown of the major components of our total Net Asset Value attributable to the Company’s common stock, which were disclosed by the Company of June 30, 2024:

Estimated Value
Investments in real estate(a,b)	$546,130
Cash and restricted cash	13,314
Other assets	7,647
Total assets	567,091
Notes payable and revolving credit facility, net (at fair value)(b)	179,601
Accrued preferred distributions	9,864
Other liabilities(c)	11,758
Total liabilities	201,223
Preferred stock	33,782
Total estimated net asset value	$332,086
Fully diluted shares outstanding(d)	45,820,367
Net asset value per fully diluted share	$7.25

a)	Estimated value was based on implied cap rate of 4.0% applied to TTM NOI for properties owned as of June 30, 2024.
b)	Adjusted for noncontrolling interest related to certain properties.
c)	Excludes certain liability classified equity instruments not expected to be settled in cash.
d)	Includes all outstanding operating partnership units and excludes out-of-the-money equity instruments.

As with any valuation method, the methods used to determine our internally-prepared NAV per share were based upon a number of assumptions, estimates, forecasts and judgments that over time may prove to be incorrect, incomplete or may change materially. There are no rules or regulations that require us to calculate NAV in a certain manner. As a result, other public companies may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure. The estimated value of the Company’s assets and liabilities is as of a specific date and such value is expected to fluctuate over time in response to future events, including, but not limited to, changes to commercial real estate values, changes in market interest rates for real estate debt, changes in capitalization rates, changes in laws or regulations, demographic changes, returns on competing investments, local and national economic factors, among other factors. Further, estimated NAV per share, if viewed in isolation, could create a misleading or incomplete view of the current value of the shares of the Company’s common stock. Our NAV is not a representation, warranty or guarantee that we would fully realize our NAV upon a sale of our assets or with respect to the trading price of our shares of common stock. Investors are advised to carefully review the Company’s disclosures filed with the SEC in evaluating the Company or making any investment decision related thereto.